                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

    Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)

                              Premier Farnell plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         American Depositary Receipts,
                     Evidencing American Depositary Shares,
             Each Representing Two Ordinary Shares of 5 Pence Each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  740-50U-206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Timothy J. Melton, Esq.
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                             Chicago, IL 60601-1692
                                 (312) 269-4154
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 11, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                         (Continued on following pages)



                              (Page 1 of 14 Pages)

                                 SCHEDULE 13D
-----------------------                                  ----------------------
 CUSIP NO. 740-50U-206                                    (Page 2 of 14 Pages)
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack N. Mandel

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            70,199

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,806,455
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             69,266

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          52,806,455

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      52,876,655

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ----------------------
 CUSIP NO. 740-50U-206                                    (Page 3 of 14 Pages)
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph C. Mandel

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            130,909

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          48,242,401
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             129,976

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          50,692,658

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      50,823,568

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ----------------------
 CUSIP NO. 740-50U-206                                   (Page 4 of 14 Pages)
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morton L. Mandel

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            61,279

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          46,196,607
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             60,346

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          49,564,520

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      49,625,799

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ----------------------
 CUSIP NO. 740-50U-206                                    (Page 5 of 14 Pages)
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack N. Mandel Revocable Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          14,753,159
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,753,159

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,753,159

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ----------------------
 CUSIP NO. 740-50U-206                                    (Page 6 of 14 Pages)
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morton L. Mandel Revocable Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,205,266
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,205,266

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,205,266

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00

------------------------------------------------------------------------------

Item 1.  Security and Issuer

     The securities to which this statement relates are the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at Farnell House, Sandbeck Way, Wetherby, West Yorkshire, LS 22 7DH, U.K.

Item 2.  Identity and Background

     Jack N. Mandel is the Chairman of the Finance Committee of the Board of Directors of Parkwood Corporation. Jack N. Mandel is a United States citizen whose business address is: c/o Parkwood Corporation, 4500 Euclid Avenue, Cleveland, Ohio 44103.

     Joseph C. Mandel is the Chairman of the Executive Committee of the Board of Directors of Parkwood Corporation. Joseph C. Mandel is a United States citizen whose business address is: c/o Parkwood Corporation, 4500 Euclid Avenue, Cleveland, Ohio 44103.

     Morton L. Mandel is the Deputy Chairman and a Director of the Company. Morton L. Mandel is a United States citizen whose business address is: c/o Parkwood Corporation, 4500 Euclid Avenue, Cleveland, Ohio 44103.

     The Jack N. Mandel Revocable Trust is a trust formed under the laws of the State of Ohio for the benefit of Jack N. Mandel, of which Joseph C. Mandel and Morton L. Mandel are co-trustees and in which Jack N. Mandel retains a reversionary interest (the "Jack Revocable Trust"). The Jack Revocable Trust's address is: c/o Parkwood Corporation, 4500 Euclid Avenue, Cleveland, Ohio 44103.

     The Morton L. Mandel Revocable Trust is a trust formed under the laws of the State of Ohio for the benefit of Morton L. Mandel, of which Jack N. Mandel and Joseph C. Mandel are co-trustees and in which Morton L. Mandel retains a reversionary interest (the "Morton Revocable Trust" and, collectively with the Jack Revocable Trust, the "Revocable Trusts"). The Morton Revocable Trust's address is: c/o Parkwood Corporation, 4500 Euclid Avenue, Cleveland, Ohio 44103.

     During the last five years, none of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     On January 23, 1996, Premier Industrial Corporation ("Premier"), Farnell Electronics PLC ("Farnell") and a wholly owned subsidiary of Farnell ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which and on the terms and subject to the conditions set forth therein, Premier was merged with and into Merger Subsidiary (the "Merger"). In connection with the Merger, each of the reporting persons identified herein (the "Reporting Persons") received Ordinary Share ADRs, American Depositary Receipts (the "Convertible Preference Share ADRs" and, together with the Ordinary Share ADRs, the "ADRs") evidencing American Depositary Shares, each representing one $1.35 Cumulative Convertible Redeemable Preference Share of (Pounds)1 of the Company (the "Convertible Preference Shares"), and cash in exchange for their Premier common stock holdings. Each Convertible Preference Share is convertible into fully paid Shares at the option of the holder at any time up to and including April 22, 2016, at a conversion rate of 10.3432p in nominal value of Share capital for every (Pounds)1 in nominal value so converted (representing at the date hereof 2.06864 Shares for each Convertible Preference Share), subject to adjustment as described below. Any fractions of Shares arising on conversion will not be issued to the holders of the Convertible Preference Shares but, if practicable, any such fractions will be aggregated with other fractions arising on conversion of Convertible Preference Shares into an integral number of Shares and sold on behalf of those holders at the best price reasonably obtainable and the net proceeds of sale converted into US dollars in respect of those holders of the Convertible Preference Shares converted and distributed pro rata among those holders (in both cases, except that any proceeds which are less than (Pounds)5 or the US dollar equivalent may be retained for the benefit of the Company). Any time after April 30, 2001 the Company will be entitled to cause all Convertible Preference Shares to convert into Shares if 75% or more of all Convertible Preference Shares which have at any time been issued have been converted into Shares.

                              (Page 7 of 14 Pages)

     The conversion rate may be subject to adjustment in certain events as specified in the Company's Articles of Association, including: (i) the issuance of Shares (other than an issuance resulting from a holder electing to take a share in lieu of a cash dividend) by way of capitalization of profits or reserves; (ii) the offer of new Shares listed on the London Stock Exchange by way of rights or any other offer or invitation (other than any takeover offer referred to below) made to holders of Shares unless the Company's Board of Directors determines, in its sole discretion, to extend the offer or invitation to the holders of the Convertible Preference Shares as if they had been converted; and (iii) the making of a distribution by the Company to holders of Shares which constitutes a capital distribution (as defined below), unless and to the extent that the preceding clauses (i) or (ii) apply. For the purposes of the foregoing, "capital distribution" means any distribution of assets in specie or any cash dividend or distribution of any kind which the Company's Board reasonably determines is "special" or is not paid or made in the ordinary course. If any doubt or dispute arises in respect of the adjustments referred to in clauses (i) through (iii) (other than an adjustment arising from an offer by way of rights) above the matter will be referred to the auditors for the time being of the Company who will certify an adjustment which in their view is fair and reasonable and this adjustment shall be conclusive and binding on all concerned.

     In addition, if any takeover offer is made to the holders of Shares (or to all those shareholders other than the offeror and/or any of its associates) to acquire the whole or any part of the issued ordinary share capital of the Company or if any person proposes an arrangement with regard to such acquisition and the Company becomes aware that the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or its associates, the Company must give written notice thereof and of certain other information to all the holders of Convertible Preference Shares within 14 days of becoming so aware and each of such holders will be entitled within the period of six weeks from the date of such notice to convert each Convertible Preference Share held at a specified conversion rate, in each case adjusted, if appropriate, under clauses (i) or
(ii) of the preceding paragraph. At the expiration of such six week period, any outstanding Convertible Preference Shares in respect of which a duly completed conversion notice has not been received will cease to be capable of conversion under the foregoing provision, but not otherwise.

     Each Convertible Preference Share will be redeemed on April 29, 2016 (or if such day is not a business day on the next succeeding business day) at $25.00 for every (Pounds)1 of nominal value together with accrued and unpaid dividends calculated up to and including such redemption date.


Item 4.  Purpose of Transaction

     The Reporting Persons acquired ADRs as consideration for their Premier shares in the Merger.

     As a condition to its willingness to enter into the Merger Agreement, Farnell required that, simultaneously with the execution thereof, each of the Reporting Persons, along with certain other signatories (collectively, the "Shareholders Agreement Shareholder Parties"), enter into an agreement with Farnell (the "Shareholders Agreement") pursuant to which, among other things, the Reporting Persons have agreed to certain restrictions with respect to the voting, acquisition and disposition of the equity securities of the Company. The Shareholders Agreement is described in further detail in response to Item 6 and is attached hereto as Exhibit 1. The response to Item 6 and Exhibit 1 are incorporated herein by reference.

     Each Reporting Person from time to time intends to review his investments in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Each Reporting Person will also consider his personal financial situation, including liquidity, alternative investment opportunities and tax and estate planning considerations. Based upon such review, each Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If a Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, such Reporting Person may acquire ADRs or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Reporting Person may determine to dispose of some or all of the ADRs or other securities currently owned by such Reporting Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions. The ability of each Reporting Person to acquire or dispose of ADRs or other securities of the Company is limited by the Shareholders Agreement. The Reporting Persons may, alone or acting together, engage one or more professional advisors to assist in their evaluation of the above factors.

                              (Page 8 of 14 Pages)

     Except as set forth above, no Reporting Person has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person,
(h) causing a class of the Company's securities to be de-listed, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(G)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated above.

     See Item 6 for additional information, the response to which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

     The Share information listed in this Item Five relates to the Shares discussed in Item 1 and includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Persons of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of shares being indicated in parentheses.

     1. Jack N. Mandel may be deemed the beneficial owner of 52,876,655 (22,323,199) Shares, representing approximately 18.0% of the Shares issued and outstanding at November 15, 1997, with respect to 70,199 (31,719) Shares of which Mr. Mandel has sole voting power (including 933 (235) Shares credited to his account under the Company's PAYSOP ), 69,266 (31,484) Shares of which Mr. Mandel has sole dispositive power and 52,806,455 (22,291,479) Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr.
Mandel has shared voting and dispositive power are as follows:   14,753,159
(5,372,605) Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; 7,551,794 (3,432,622) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 287,731 (130,783) Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 5,549 (2,523) Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; 2,971,820 (2,971,820) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 11,031,132 (3,966,164) Shares held as co-trustee of the Joseph Revocable Trust; and 16,205,266 (6,414,958) Shares held as co-trustee of the Morton Revocable Trust. The right to dividends in each case rests with the beneficiaries of the trusts, Foundations and MSFs.

     Jack N. Mandel may be deemed to beneficially own Shares held by the Mandel Supporting Foundations, three charitable entities of which each of Messrs. Jack
N. Mandel, Joseph C. Mandel and Morton L. Mandel is a co-trustee (the "MSFs"). Jack N. Mandel may be deemed to beneficially own 4,712,241 (3,475,275) Shares held by MSF -- Jack N. and Lilyan Mandel Fund; 3,632,241 (2,612,013) Shares held by the MSF -- Joseph C. and Florence Mandel Fund; and 3,521,253 (2,551,613) Shares held by the MSF --Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

     2. Joseph C. Mandel may be deemed the beneficial owner of 50,823,568 (18,234,892) Shares, representing approximately 17.5% of the Shares issued and outstanding at November 15, 1997, with respect to 130,909 (59,315) Shares of which Mr. Mandel has sole voting power (including 933 (235) Shares credited to his account under the Company's PAYSOP ), 129,976 (59,080) Shares of which Mr. Mandel has sole dispositive power, 48,242,401 (17,061,941) Shares of which Mr. Mandel has shared voting power and 50,692,658 (18,175,576) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 11,031,132 (3,966,164) Shares held in the Joseph Revocable Trust in which Mr. Mandel retains a reversionary interest; 2,450,257 (1,113,635) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power; 2,872,524 (1,305,688) Shares held as co-trustee and President of The Joseph and Florence Mandel Foundation;
3,374,768 (0) Shares held as trustee of the Florence Mandel Revocable Trust; 5,549 (2,523) Shares held as co-trustee with Jack N. Mandel of a trust established by Morton L. Mandel for the benefit of his grandchildren; 14,753,159 (5,372,605) Shares held as co-trustee of the Jack Revocable Trust; and 16,205,266 (6,414,958) Shares held as co-trustee of the Morton Revocable Trust. The right to dividends in each case rests with the beneficiaries of the trusts, Foundations and MSFs.



                              (Page 9 of 14 Pages)

     Joseph C. Mandel may be deemed to beneficially own 3,632,341 (2,612,013) Shares held by the MSF -- Joseph and Florence Mandel Fund; 4,712,241 (3,475,275) Shares held by the MSF -- Jack and Lilyan Mandel Fund; 3,521,253 (2,551,613) Shares held by the MSF -- Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.

     3. Morton L. Mandel may be deemed the beneficial owner of 49,625,799 (19,224,541) Shares, representing approximately 17.1% of the Shares issued and outstanding at November 15, 1997, with respect to 61,279 (27,665) Shares of which Mr. Mandel has sole voting power (including 933 (235) Shares credited to his account under the Company's PAYSOP) , 60,346 (27,430) Shares of which Mr. Mandel has sole dispositive power, 49,196,607 (17,666,013) Shares of which Mr. Mandel has shared voting power and 49,564,520 (19,196,876) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 16,205,266 (6,414,958) Shares held in the Morton Revocable Trust in which Mr. Mandel retains a reversionary interest; 3,819,293 (1,736,035) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 100,022 (45,464) Shares held as trustee of the Barbara Mandel Revocable Trust; 3,367,913 (1,530,863) Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power, but does not have voting power; 287,731 (130,783) Shares held as co-trustee with Jack N. Mandel of a trust established by Joseph C. Mandel for the benefit of his grandchildren; 14,753,159 (5,372,605) Shares held as co-trustee of the Jack Revocable Trust; and 11,031,132 (3,966,164) Shares held as co-trustee of the Joseph Revocable Trust. The right to dividends in each case rests with the beneficiaries of the trusts, Foundations and MSFs.

     Morton L. Mandel may be deemed to beneficially own 3,632,341 (2,612,013) Shares held by the MSF -- Joseph and Florence Mandel Fund; 4,712,241(3,475,275) Shares held by the MSF -- Jack and Lilyan Mandel Fund; 3,521,253 (2,551,613) Shares held by the MSF -- Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

     4. The Jack Revocable Trust may be deemed the beneficial owner of 14,753,159 (5,372,605) Shares, representing approximately 5.3% of the Shares issued and outstanding at November 15, 1997, with respect to none of which Shares the Jack Revocable Trust has sole voting and dispositive power and with respect to all of which the Jack Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Morton L. Mandel, the co-trustees of the Jack Revocable Trust and with Jack N. Mandel who retains a reversionary interest in the trust.

     5. The Morton Revocable Trust may be deemed the beneficial owner of 16,205,266 (6,414,958) Shares, representing approximately 5.8% of the Shares issued and outstanding at November 15, 1997, with respect to none of which Shares the Morton Revocable Trust has sole voting and dispositive power and with respect to all of which the Morton Revocable Trust has shared voting and dispositive power with Jack N. Mandel and Joseph C. Mandel, the co-trustees of the Morton Revocable Trust and with Morton L. Mandel who retains a reversionary interest in the trust.

     The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 80,919,462 (36,780,772) Shares, representing approximately 26.2% of the Shares issued and outstanding at November 15, 1997, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

     In December of 1997, the Jack Revocable Trust donated 1,181,683
Convertible Preference Share ADRs to the MSF-Jack N. and Lilyan Mandel Fund. In December of 1997, the Morton Revocable Trust donated 842,865 Convertible
Preference Share ADRs to the MSF-Morton L. and Barbara Mandel Fund.   Share
amounts listed throughout this Schedule 13D reflect these December, 1997 gifts. None of the Reporting Persons have effected any other transactions in Shares during the preceding sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Simultaneously with the execution of the Merger Agreement, the Shareholders Agreement Shareholder Parties entered into the Shareholders Agreement, which became effective as of the Effective Time of the Merger. Pursuant to the Shareholders Agreement, the Shareholders Agreement Shareholder Parties have agreed that at any meeting of holders of Voting Securities (meaning all Shares and all

                             (Page 10 of 14 Pages)
other securities of the Company entitled, in the ordinary course, to vote in the election of directors of the Company and excluding the Convertible Preference Shares) the Shareholders Agreement Shareholder Parties may freely exercise, or abstain from exercising, the votes attaching to that number of Voting Securities of the Company beneficially owned (as defined in the Shareholders Agreement) by them equal to the excess (the "Excess Amount"), if any, of (i) 19.9% of the Total Voting Power (the aggregate number of votes attaching to all outstanding voting securities) in the share capital of the Company on the date of such meeting over (ii) the aggregate number of votes which may be cast by Related Parties (as defined in the Shareholders Agreement) in respect of Voting Securities at such date. To the extent that the Shareholders Agreement Shareholder Parties beneficially own Voting Securities representing more than the Excess Amount, the Shareholders Agreement Shareholders Parties have agreed to vote such shares in accordance with the recommendation of the Company's Board of Directors.

     A Shareholders Agreement Shareholder Party may acquire beneficial ownership of Restricted Securities (meaning Voting Securities and any other securities or rights convertible into, or exchangeable or exercisable, whether immediately or otherwise, for such Voting Securities, including the Convertible Preference Shares), only if, immediately after consummation of such acquisition, (i) the ratio (the "Current Ratio") of the number of Voting Securities then beneficially owned by the Reference Group (as defined in the Shareholders Agreement) to the number of Voting Securities then outstanding, all on a fully diluted basis, would not exceed (ii) the ratio (the "Closing Ratio") of the number of Voting Securities beneficially owned by the Reference Group immediately following the effective time of the Merger to the number of Voting Securities outstanding immediately following the effective time of the Merger, all on a fully diluted basis. If any of the Related Parties acquires beneficial ownership of Restricted Securities, and as a result, the Current Ratio exceeds the Closing Ratio, the Shareholders Agreement Shareholder Parties will within 60 days sell or otherwise transfer (other than by way of pledge or encumbrance) to persons who are not Permitted Transferees (meaning in the case of a natural person, (i) in the case of the death of such person, such person's, executors, administrators, testamentary trustees, heirs, legatees and devisees, (ii) such person's spouse, parents, siblings or descendants, or (iii) any entity that would qualify under
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), or Affiliates or in the Reference Group beneficial ownership of a sufficient number of Voting Securities so that the Current Ratio is not greater than the Closing Ratio. The Shareholders Agreement Shareholder Parties are not obligated to dispose of any Restricted Securities held by them immediately after any purchase, redemption, reacquisition, cancellation or other reduction in the Company's outstanding Restricted Securities if the Current Ratio exceeds the Closing Ratio as a result of such purchase, redemption, reacquisition, cancellation or other reduction.

     Except as provided in the next sentence, the Shareholders Agreement Shareholder Parties have agreed not to dispose of any Restricted Securities beneficially owned by them except to an Affiliate or Permitted Transferee (as defined in the Shareholders Agreement) of such shareholder, provided that such person becomes a party to the Shareholders Agreement. The Shareholders Agreement Shareholder Parties have agreed that they will not dispose of any Restricted Securities beneficially owned by after April 11, 1997 unless both (x) after giving effect to such disposal the Restricted Securities disposed of by the Reference Group during the 12 month period ending immediately after such disposal do not represent more than 10% of the Total Voting Power, all on a fully diluted basis, at that time, provided that such amount may exceed 10% if the Company consents to such greater amount, which consent shall not be unreasonably withheld; and (y) such disposal is effected: (i) in a privately negotiated transaction to any person who has been approved by the Company or, after giving effect to such disposal, would beneficially own 5% or less of Total Voting Power, provided that at least five days prior to any such sale, the Company is given notice of such intention and an opportunity to consult as to the nature, timing and material terms of such sale; (ii) in a sale on the open market (whether through a broker or pursuant to a firm commitment, underwritten distribution to the public, registered under the Securities Act of 1933, as amended (the "Securities Act") or executed in compliance with Regulation S thereunder or carried out in accordance with the rules of the London Stock Exchange, with the same proviso stated in clause (i), and with best efforts to effect as wide a distribution of such Restricted Securities as is reasonably practicable; (iii) pursuant to Rule 144 of the Securities Act, provided that any such sale will be subject to the volume and manner of sale limitations set forth in Rule 144, whether or not legally required; (iv) pursuant to a tender or exchange or Takeover Offer (as defined in the Shareholders Agreement) made by the Company or the Company's Board to its shareholders; (v) as a bona fide pledge to a financial institution to secure borrowings, provided such institution agrees to be bound by the Shareholders Agreement and such borrowings are full recourse obligations of the pledgor entered into simultaneously with the pledge; or (vi) with the prior written consent of the Company. The Shareholders Agreement Shareholder Parties have also agreed not to sell any Shares or ADRs for two years following the effective time of the Merger unless they deliver to the Company a satisfactory opinion of tax counsel or a satisfactory ruling from the US Internal Revenue Service to the effect that such sale will not cause the Merger to fail to qualify as a merger under Section 368(a) of the Code.

     Furthermore, the Shareholders Agreement Parties have agreed, and have agreed to cause controlled affiliates, not to, without the prior written consent of the Company's Board directly or indirectly: (i) publicly propose that any Shareholders Agreement Shareholder Party or any Affiliate enter into any merger or other business contribution involving the Company or propose to purchase a material portion

                             (Page 11 of 14 Pages)
of the equity or assets of the Company or any of its subsidiaries, or make any such proposal privately in a manner or in terms such that it would reasonably be expected to require the Company to make a public announcement regarding such proposal; (ii) solicit the support of other shareholders of the Company for any resolution to be considered at any meeting of the shareholders of the Company which has not been proposed by the Company's Board; (iii) form, join or participate in or encourage the formation of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any Voting Securities of the Company (subject to specified exceptions); (iv) deposit into a voting trust or subject to any voting arrangement or agreement any Restricted Securities (subject to specified exemptions); (v) except as described in the paragraph below seek election to or seek to place a representative on the Company's Board or seek the removal or the non-reappointment of any member of the Company's Board; (vi) requisition or seek to have requisitioned any meeting of the shareholders of the Company or the proposing of any resolution thereat; (vii) (a) solicit, seek to effect, negotiate with or provide non-public information to any other person with respect to, (b) make any statement or proposal, to any director or officer of the Company with respect to, or (c) otherwise make any public announcement or proposal with respect to any transaction involving a change of control of the Company or the acquisition of a substantial portion of the equity securities or assets of the Company or any of its subsidiaries (subject to specified exceptions); (viii) (a) be a party to any agreement or understanding which aims towards obtaining or consolidating control of the Company through the acquisition of Restricted Securities; (b) or act in any number of specified ways (alone or with other persons), including to cause, encourage, assist, make, participate in, sell any Restricted Securities under or otherwise further an actual or potential takeover of the Company; (ix) otherwise act to seek to control or influence the management or policies of the Company (except as a director or officer of the Company or, to the extent permitted, as a holder of Restricted Securities of the Company); (x) publicly disclose any information, plan or arrangement inconsistent with the foregoing, or make any such disclosure privately if it could reasonably be expected to require the Company to make a public announcement regarding such intention, plan or arrangement; or (xi) advise, assist or knowingly encourage any other person in connection with any of the foregoing. The Shareholders Agreement provides that the Shareholders Agreement Shareholder Parties who are directors of the Company may engage in discussions with other directors relating to any matters which they do not initiate.

     The Shareholders Agreement Shareholder Parties have further agreed to vote or cause to be voted their Voting Securities and other Restricted Securities entitled to vote in the election of directors of the Company for nominees to the Board designated by the Shareholders Agreement Shareholder Parties, as described below.

     The Shareholders Agreement Shareholder Parties are entitled to present two candidates for nomination to the Company's Board, initially to be Morton L. Mandel and John C. Colman, as directors, which candidates the Board agreed to use its reasonable best efforts, subject to fiduciary duties, to appoint to the Company's Board. For such time as the aggregate beneficial ownership of Voting Securities of the Reference Group represents less than 12.5% of the Total Voting Power, all on a fully diluted basis, such number of candidates will be reduced to one and if at any time the aggregate beneficial ownership of Voting Securities of the Reference Group represents less than 5% of the Total Voting Power, all on a fully diluted basis, the Shareholders Agreement Shareholder Parties will no longer have any entitlement to present candidates for nomination. For so long as either Mr. Mandel or Mr. Colman is on the Company's Board, either or both will have the right to appoint, Mr. Philip S. Sims as his or their alternate. Any candidates presented by the Shareholders Agreement Shareholder Parties other than Messrs. Mandel, Colman or Sims will be subject to the approval of the Company's Board, such approval not to be unreasonably withheld or delayed.

     The Shareholders Agreement will terminate upon (i) the written agreement of the Company and the Shareholders Agreement Shareholder Parties; (ii) a person or persons, together with any other person or persons acting in concert with him or them, acquiring Voting Securities representing more than 50% of the Total Voting Power; or (iii) the dissolution, liquidation or winding up of the Company. The restrictions on voting and acquisition or disposal of Restricted Securities and the standstill provisions will terminate: (a) after the later of January 23, 2000 and such time as the Reference Group beneficially owns Restricted Securities representing less than 20% of the Total Voting Power, all on a fully diluted basis; (b) if the candidates properly presented for nomination to the Company's Board by the Shareholders Agreement Shareholder Parties are not appointed and maintained as directors of the Company other than through any member of the Reference Group voting against the appointment; (c) if any dividend payable on the Convertible Preference Shares is in arrears for more than 30 days; (d) if a breach of covenant takes place under any material borrowing agreement of the Company and on the ground of that breach the lender or lenders states in writing to the Company the intention promptly to cause the acceleration of the repayment of the loan; and (e) in part, under certain circumstances to avoid the application of the City Code on Takeovers and Mergers, as issued by the U.K. Panel on Takeovers and Mergers and as in force from time to time.

     In addition, as part of the Shareholders Agreement, the Company has granted the Reference Group certain registration rights ("Registration Rights").

                             (Page 12 of 14 Pages)

     Under the Registration Rights, each member of the Reference Group will has the right to make a written request for registration under the Securities Act of all or part of its registrable securities specifying the number of registrable securities proposed to be sold and the intended method of disposition; provided that the Company will not be obligated to effect such registration more than once in any twelve month period, and the proposed aggregate offering price for the registrable securities requested to be registered must be at least $75 million.

     In addition, if the Company proposes to file a registration statement with respect to an offering of Shares or Convertible Preference Shares (i) for the Company's own account (other than a registration statement on Form F-4, F-8, S-4, or S-8, or a substitute form) or (ii) for the account of any other holders of Shares or Convertible Preference Shares, then the Company must give written notice of such proposed filing, offering the holders of Registration Rights the opportunity to register such number of registrable securities as such holders may request on the same terms and conditions as the Company's or such holder's Shares and Convertible Preference Shares.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed with the Commission as Exhibit 2 hereto and is incorporated herein by reference. The responses to Items 4 and 5 are also incorporated herein by reference.


Item 7. Material to Be Filed as Exhibits

      Exhibit #1 - Joint Filing Agreement
      Exhibit #2 - Shareholders Agreement dated January 23, 1996.

                             (Page 13 of 14 Pages)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January __, 1998                    /s/ Jack N. Mandel
                                        ________________________________________
                                        Name:  Jack N. Mandel



                                           /s/ Joseph C. Mandel
                                        ________________________________________
                                        Name:  Joseph C. Mandel



                                           /s/ Morton L. Mandel
                                        ________________________________________
                                        Name:  Morton L. Mandel



                                        Jack N. Mandel Revocable Trust


                                             /s/ Joseph C. Mandel
                                        By:_____________________________________
                                        Name:    Joseph C. Mandel
                                        Title:   Trustee



                                             /s/ Morton L. Mandel
                                        By:_____________________________________
                                        Name:    Morton L. Mandel
                                        Title:   Trustee


                                        Morton L. Mandel Revocable Trust


                                             /s/ Jack N. Mandel
                                        By:_____________________________________
                                        Name:    Jack N. Mandel
                                        Title:   Trustee



                                             /s/ Joseph C. Mandel
                                        By:_____________________________________
                                        Name:    Joseph C. Mandel
                                        Title:   Trustee


                             (Page 14 of 14 Pages)